UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-41590

QUANTASING GROUP LIMITED

(Exact name of registrant as specified in its charter)

2/F, Building D, Ronsin Technology Center

Chaoyang District, Beijing 100102

People’s Republic of China

+86-10 6493-7857

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUANTASING GROUP LIMITED

Date: September 30, 2025	By:	/s/ Peng Li
	Name:	Peng Li
	Title:	Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 99.1	Press Release
Exhibit 99.2	Notice of Extraordinary General Meeting
Exhibit 99.3	Form of Proxy for Extraordinary General Meeting
Exhibit 99.4	Depositary Notice
Exhibit 99.5	Voting Instruction Card

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